CYCLACEL PHARMACEUTICALS, INC.

200 Connell Drive, Suite 1500

Berkeley Heights, NJ 07922

April 16, 2020

Via EDGAR

William Mastrianna

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cyclacel Pharmaceuticals, Inc.

Registration Statement on Form S-1

Filed on March 13, 2020, as amended on April 14, 2020

File No. 333-237180

Acceleration Request

Mr. Mastrianna:

Pursuant to Rule 461 of the Rules and Regulations promulgated under the Securities Act of 1933, as amended, Cyclacel Pharmaceuticals, Inc. (the “Company”) hereby requests that the effectiveness of the above-captioned Registration Statement on Form S-1 be accelerated to Monday, April 20, 2020, at 4:30 p.m., EST, or as soon as thereafter practicable.

Any questions should be addressed to Joel I. Papernik, Esq., at Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., Chrysler Center, 666 Third Avenue, New York, New York, telephone (212) 692-6774.

Thank you for your attention to this matter.

Very truly yours,

Cyclacel Pharmaceuticals, Inc.

/s/ Spiro Rombotis
Spiro Rombotis
Chief Executive Officer

cc:	Cyclacel Pharmaceuticals, Inc.

Paul McBarron